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Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        Ctrip.com International, Ltd. ("Ctrip" or the "Company") owned ordinary shares of Qunar Cayman Islands Limited ("Qunar") representing approximately 45% of Qunar's aggregate voting interest, after completing the share exchange transaction with Baidu, Inc. as announced on October 26, 2015. After the Company's issue of Ctrip shares for the benefit of Qunar employees and its receipt of Qunar shares as consideration on December 10, 2015, Ctrip is deemed to be a beneficial owner of ordinary shares of Qunar representing majority voting interest for purposes of US GAAP, and Ctrip's acquisition of Qunar's shares have been treated as an acquisition to be accounted for as a business combination. The accompanying unaudited pro forma condensed combined statement of operations (the "Pro Forma Statement") gives effect to the acquisition of Qunar by Ctrip and accounts for it as a business combination. The unaudited pro forma statement of operations is based on the individual statement of operations of both the Company and Qunar incorporated by reference to this current report on Form 6-K, and combine the results of operations of the Company and Qunar for the year ended December 31, 2015, and include pro forma adjustments to give effect to the acquisition as if it had occurred on January 1, 2015. Since the financial statements of Qunar are consolidated by the Company from December 31, 2015, the pro forma balance sheet as of the most recent balance sheet and the interim pro forma statements of income are not presented. This Pro Forma Statement should be read in conjunction with the historical financial statements and notes thereto of the Company and Qunar incorporated by reference in this current report on Form 6-K. The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statement of operations.

        This Pro Forma Statement is prepared using the acquisition method of accounting under US GAAP. Accordingly, the purchase consideration to be paid in the acquisition has been preliminarily allocated to the assets acquired and liabilities assumed of Qunar based upon their estimated fair values as of December 31, 2015 and those allocations serve as the basis for the related pro forma adjustments to the pro forma statement of operations.

        The Pro Forma Statement does not reflect any future costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the acquisition. The Pro Forma Statement is presented for illustrative purposes only and is not necessarily indicative of the results of operations of future periods or the results of operations that actually would have been realized, had the transaction taken effect prior to this period. The Pro Forma Statement is based upon currently available information and estimates and assumptions that Ctrip's management believes are reasonable as of the date of this current report on Form 6-K. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the acquisition.

 Unaudited Pro Forma Condensed Combined Statements of Income

	For the year Ended December 31, 2015
	Historical Ctrip (audited) RMB	Historical Qunar (audited) RMB	Pro Forma Adjustments (Unaudited) RMB		Pro Forma Combined (Unaudited) RMB	Pro Forma Combined (Unaudited) US$(1)
	(in thousands, except share and per share amounts)
Net revenues	10,897,568	4,171,212	(258,854)	(a)	14,809,925	2,335,508
Cost of revenues	(3,043,440)	(1,433,237)	182,834	(b)	(4,293,844)	(677,134)

Gross profit/ (loss)	7,854,128	2,737,975	(76,020)		10,516,081	1,658,374
Product development expenses	(3,296,693)	(2,578,528)	(895,746)	(c)	(6,770,967)	(1,067,774)
Product sourcing expenses		(785,385)	785,385	(c)
Sales and marketing expenses	(3,087,990)	(2,708,815)	3,719	(d)	(5,793,086)	(913,563)
General and administrative expenses	(1,088,402)	(3,388,467)			(4,476,869)	(705,997)

Income/(loss) from operations	381,043	(6,723,220)	(182,662)		(6,524,841)	(1,028,960)
Interest income	445,767	28,405			474,172	74,776
Interest expense	(302,426)	(138,638)			(441,064)	(69,555)
Others, net	2,480,980	(487,254)			1,993,726	314,408

Income/(loss) before income tax expense and equity in income	3,005,364	(7,320,707)	(182,662)		(4,498,007)	(709,331)
Income taxes	(470,188)	(22,784)	45,943	(e)	(447,029)	(70,496)
Equity in income of affiliates	(135,781)	(5,840)			(141,620)	(22,333)

Net income/(loss)	2,399,395	(7,349,331)	(136,719)		(5,086,656)	(802,160)

Net loss attributable to noncontrolling interests	108,261	6,622	2,999,679		3,114,562	491,163
Net income/(loss) attributable to shareholders	2,507,656	(7,342,709)	2,862,960		(1,972,094)	(310,997)

Earnings/(loss) per share
— Basic	66.34	(19.14)			(37.02)	(5.84)
— Diluted	56.85	(19.14)			(31.38)	(4.95)
Weighted average ordinary shares
— Basic	37,797,698	383,692,654	15,468,815		53,266,513	53,266,513
— Diluted	47,375,248	383,692,654	15,468,815		62,844,063	62,844,063

(1)
The conversions from RMB to US$ in the above Pro Forma Statements of Income are made at a rate of RMB6.3412 to US$1.00, which is calculated using the average of the effective noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last day of each month during the period. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Notes To Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Description of The Transaction

        In October 2015, the Company completed a share exchange transaction with Baidu, Inc. ("Baidu"), which was the principal shareholder of Qunar, upon completion of the exchange, the Company issued approximately 11.5 million ordinary shares, with the fair value of US$ 3.4 billion (RMB 21.7 billion) to Baidu in exchange for approximately 179 million Class A (There were 193 million outstanding Class A shares in Qunar) and 11 million Class B ordinary share of Qunar. The Class A and Class B represents 3 votes and 1 vote per share respectively, and Class A ordinary shares were converted into Class B ordinary shares upon transfer. After the transaction, Ctrip owned ordinary share of Qunar representing approximately 45% of Qunar's aggregate voting interest and 48% economic interest.

        In connection with the transaction with Baidu, on December 10, 2015, the Company issued approximately 4 million ordinary shares to certain special purpose vehicles in exchange for approximately 66 million Class B ordinary shares of Qunar issued as equity incentives to Qunar's employees.

        Under U.S GAAP, as a result of the above transactions, the Company is deemed to be the beneficial owner of 256 million Class B ordinary shares of Qunar representing majority voting interest and therefore accounts for these transactions as step acquisitions of business combination.

Note 2. Basis of Pro Forma Presentation

        The Statements have been derived from the audited historical consolidated financial statements of Ctrip and Qunar. Additionally, based on Ctrip's review of Qunar's publicly disclosed summary of significant accounting policies and discussions with Qunar management, the nature and amount of any adjustments to the historical financial statements of Qunar to conform its accounting policies to those of Ctrip are not expected to be material.

        The acquisition is reflected in the Pro Forma Statement as a business combination using the acquisition method of accounting in accordance with business combination accounting guidance under U.S. GAAP. Under these accounting standards, the total estimated purchase price was calculated as described in Note 3 to the Pro Forma Statements, and the assets acquired and the liabilities assumed were measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Ctrip has applied the accounting guidance under U.S. GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions in connection with the acquisition, including historical and current market data.

Note 3. Estimate of Consideration Expected To Be Transferred

        Based on the Ctrip ADS price of US$74.34, the closing price of the Ctrip ADSs on the NASDAQ on October 23, 2015, and the number of ordinary shares Ctrip newly-issued for the share exchange transaction with Baidu, and the Ctrip ADS price of US$105.96, the closing price of the Ctrip ADSs on the NASDAQ on December 8, 2015, and the number of ordinary shares Ctrip issued for the share exchange transaction with certain management and directors of Qunar, the total dollar value of the purchase consideration to be delivered to Qunar selling shareholders and ADS holders in the acquisition was RMB 33 billion (US$ 5 billion).

Notes To Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 3. Estimate of Consideration Expected To Be Transferred (Continued)

        Below is the summary of the fair value of acquisition cost for these acquisitions:

	RMB	US$
	(In thousands)
To Baidu*	21,698,582	3,416,185
To certain management and directors of Qunar**	10,842,783	1,687,068
Purchase consideration	32,541,365	5,103,253

*
The estimated fair value of Ctrip shares issued to Baidu is based on the closing price of US$74.34 of Ctrip ADS on the NASDAQ on October 23, 2015.

**
The estimated fair value of Ctrip shares issued for the benefit of Qunar employees is based on the closing price of US$105.96 of Ctrip ADS on the NASDAQ on December 8, 2015.

        The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed in the acquisition includes preliminary purchase price allocations to reflect the estimated fair values of Qunar's assets and liabilities as of December 31, 2015. The fair value of the non-controlling interest is measured based on the purchase price of the equity interest acquired, taking into account of certain non-controlling interest discount. The allocation of the preliminary purchase price is as follows:

	RMB	US$
	(In thousands)
Total tangible assets acquired	10,494,790	1,620,116
Intangible assets acquired	9,946,776	1,568,000
Goodwill	42,980,923	6,635,111
Total liabilities assumed	(10,540,643)	(1,579,945)
Deferred tax liabilities	(2,489,866)	(384,369)
Non-controlling interests	(17,850,615)	(2,755,660)

Total estimated purchase consideration	32,541,365	5,103,253

Note 4. Adjustments To Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income

(a)
Net revenues

  Adjustments to net revenues for the year ended December 31, 2015:

	RMB	US$
	(In thousands)
To reclassify Qunar's sales tax and related surcharges from cost of revenues to corresponding financial statement line item to conform with the Company's presentation	(256,246)	(40,410)
To eliminated transaction between Ctrip and Qunar	(2,608)	(411)

	(258,854)	(40,821)

Notes To Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 4. Adjustments To Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

(b)
Cost of revenues

  Adjustments to cost of revenues for the year ended December 31, 2015:

	RMB	US$
	(In thousands)
Amortization expense for newly identified intangible assets	(73,412)	(11,577)
To reclassify Qunar's sales tax and related surcharges from cost of revenues to corresponding financial statement line item to conform with the Company's presentation	256,246	40,410

	182,834	28,833

(c)
Product development and Product sourcing expenses

        Qunar presents product sourcing expenses for the expenses incurred to develop and maintain the network of its travel service providers, and Qunar presents product developments expenses for the expenses incurred for developing, improving as well as maintaining its website and mobile platform. These two items have been condensed as "Product Development expenses" to conform to to product development expenses for the year ended December 31, 2015:

	RMB	US$
	(In thousands)
Amortization expense for newly identified intangible assets	(110,361)	(17,403)
To corresponding financial statement line item included in the Company's historical presentation	(785,385)	(123,855)

	(895,746)	(141,258)

(d)
Sales and marketing expense

        Adjustments to sales and marketing expense for the year ended December 31, 2015::

	RMB	US$
	(In thousands)
To reverse the amortization expense for pre-existing intangible assets of Qunar before the acquisition	1,111	175
To eliminated transaction between Ctrip and Qunar	2,608	411

	3,719	586

(e)
Income tax expense

        The unaudited pro forma adjustment reflects the change in income tax expense arising from amortization for the deferred tax liabilities in relation to the newly identified intangible assets from the acquisition. Deferred income taxes arising from the estimated fair value of the identifiable intangible assets have been calculated based on the Qunar's statutory tax rate of 25%.

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  Exhibit 99.3
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Statements of Income
Notes To Unaudited Pro Forma Condensed Combined Financial Statements